UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 001-38496

CANOPY GROWTH CORPORATION
(Translation of registrant’s name into English)

1 Hershey Drive Smiths Falls, Ontario K7A 0A8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of Canopy Growth Corporation furnished on February 15, 2019, in order to re-file Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the three and nine months ended December 31, 2018 to correct the Adjusted EBITDA loss figure for the nine months ended December 31, 2018 from $69,006 to $155,154. The correction was made due to a formula error in the spreadsheet supporting the year to date Adjusted EBITDA loss calculation.

The unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018, filed on February 14, 2019, were unaffected by the formula error.  Further, the Adjusted EBITDA loss for the three months ended as December 31, 2018 was correct as reported, as were all prior quarters as released.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canopy Growth Corporation

Date: February 21, 2019	__/s/ Bruce Linton__________ Bruce Linton Co-Chief Executive Officer

INDEX TO EXHIBITS

99.1*	Consolidated Interim Financial Statements for the three and nine months ended December 31, 2018 and 2017
99.2	Amended Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the three and nine months ended December 31, 2018
99.3	Certification of Co-Chief Executive Officer
99.4	Certification of Co-Chief Executive Officer
99.5	Certification of Chief Financial Officer

*Previously filed